FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of August 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).

Enclosure:

Notice of Results
Holding(s) in Company
Statement re MVA

Acambis to announce second quarter results on 6 September 2005


Cambridge, UK and Cambridge, Massachusetts - 4 August 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) will announce its results for the second quarter ended 30 June 2005 on Tuesday, 6 September 2005.

A meeting and conference call for analysts will be held at 9.30 am BST. The analyst meeting will be held at The Brewery, Chiswell Street, London, EC1Y 4SD. For details, contact Mo Noonan at Financial Dynamics on +44 (0) 20 7269 7116. An instant replay of the call will be available until 13 September 2005 on telephone number UK: +44 (0) 20 7365 8427 and US: + 001 (617) 801 6888. The pin
code is 40765575.

An audio webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available until Wednesday, 6 September 2006.

                                     -ends-

Enquiries:


Acambis plc
Lyndsay Wright, VP Communications and Investor Relations:
Tel +44 (0) 1223 275 300


Financial Dynamics
Mo Noonan: Tel +44 (0) 20 7269 7116

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and 2004 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Holding in Company

Cambridge, UK and Cambridge, Massachusetts - 8 August 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 5 August 2005, Acambis received notification that, as of the close of business on 3 August 2005, following a sale of shares, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 4,283,591 ordinary shares of 10p each, representing a 3.99% holding of Acambis' issued share capital.

Of these 4,283,591 shares:

a) the interest in 261,165 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc, acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");

b) the interest in 1,156,200 shares arose from an interest held by a direct subsidiary of GS&Co, acting as custodian of 578,100 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;

c) the interest in 47,630 shares arose from the interest held by GS&Co. a direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of GSSN; and

d) the interest in 2,818,596 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States since 1999.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk Factors" in the Company's 2004 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Statement re MVA

Cambridge, UK and Cambridge, Massachusetts - 22 August 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) Acambis notes the press release issued by Bavarian Nordic A/S ("BN") after the market close on Friday, 19 August. In that, BN said that it had filed two legal actions against Acambis in the US, in relation to the intellectual property on its MVA smallpox vaccine.

Acambis has not yet received a copy of the legal claims, so is unable to comment on any of the specifics. However, based on the information in BN's press release, Acambis believes the claims are without foundation. To the extent that it is required to do so, Acambis will be vigorously defending its legal position.

Gordon Cameron, Acambis' Chief Executive Officer, commented:

"We have always maintained, having consulted throughout with external patent counsel, that we have freedom to research, develop, manufacture and sell our MVA vaccine candidate. That position still stands and we do not expect either of the BN legal actions to affect that position, in particular for the current US Government tender process, for which a Request for Proposals was issued last week. We continue to believe that we are very well positioned to win an award under that process."

                                     -ends-

Enquiries:

Acambis:
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
David Lawrence, Chief Financial Officer: Tel +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel +44 (0) 1223 275 300

Financial Dynamics:
David Yates/Lucy Briggs: Tel +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

About Acambis' NIAID contracts

Acambis has been awarded two contracts by the NIAID for the manufacture and development of its MVA smallpox vaccine, MVA3000. The first contract, awarded in February 2003, was for $9.2m. The second, awarded in September 2004, has a $76m core component requiring clinical testing and manufacture of 500,000 doses of MVA3000, and an optional element potentially worth $55m for the manufacture of a further 2.5 million doses of MVA3000. Acambis is co-developing MVA3000 with Baxter Healthcare SA ("Baxter"), which is providing process development and manufacturing services.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:


The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and 2004 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series Limited ("UK ICVC")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited

5. Number of shares / amount of stock acquired

346,666 shares

6. Percentage of issued class

0.32%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

24 August 2005

11. Date company informed

25 August 2005

12. Total holding following this notification

20,410,000 shares

13. Total percentage holding of issued class following this notification

19.02%

14. Any additional information

Notification provided by AMVESCAP as an agent for UK ICVC
Holding for SAR purposes is 29,530,510 shares representing a 27.51% holding

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

26 August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Acambis plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 25 August 2005 that, as of close of business on 23 August 2005, the Goldman Sachs Group, Inc. no longer held a disclosable interest in the ordinary shares of 10p each in the Company.

                                     -ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary
Tel: +44 (0) 1223 275 300

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 31 August 2005                    ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: Director of Communications